EXHIBIT 23.2

CONSENT OF ERNST & YOUNG LLP,

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (to be filed on or about July 5, 2005) pertaining to the 2002 Stock Incentive Plan of Quantum Fuel Systems Technologies Worldwide, Inc., of our reports dated June 22, 2005, with respect to the consolidated financial statements and schedule of Quantum Fuel Systems Technologies Worldwide, Inc., included in its Annual Report (Form 10-K) for the fiscal year ended April 30, 2005, Quantum Fuel Systems Technologies Worldwide, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Quantum Fuel Systems Technologies Worldwide, Inc., filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Los Angeles, California

June 30, 2005